News Release

PartnerRe Announces changes to Property & Casualty business organization and Executive Leadership Team

•	Effective April 1, 2019, PartnerRe’s P&C business will be reorganized into three distinct regional units: Americas, EMEA and Asia-Pacific.

•	The Company announces four new appointments to PartnerRe’s Executive Leadership Team.

PEMBROKE, Bermuda, March 12, 2019 - PartnerRe today announced that the Company will reorganize its Property & Casualty (P&C) business segment into a regional structure, and will make several changes to its Executive Leadership Team.

Effective April 1, 2019, PartnerRe’s P&C business will be reorganized into three distinct regional units: Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific, reporting directly to PartnerRe President and CEO, Emmanuel Clarke.

Mr. Clarke commented, “We are further evolving our P&C structure. As a result of these changes, P&C will have a flatter organizational structure, further enabling us to increase agility in the way we run our P&C business and customize our approach to our clients and brokers around the world. I will assume direct oversight of the P&C business, including the three P&C business regional units.”

Changes to the Executive Leadership Team

Philippe Meyenhofer, currently Deputy CEO, P&C and Head of P&C Europe will lead the Company’s EMEA regional unit. Mr. Meyenhofer has held several leadership positions since joining PartnerRe in August 2010. He has led P&C Europe since July 2016 and was appointed as Deputy CEO, P&C in December 2018.

James Beedle will continue in his role as Head of P&C Asia-Pacific and CEO of Partner Reinsurance Asia Pte. Ltd. In addition to leading the Asia-Pacific regional unit, Mr. Beedle will assume executive responsibility for the Global Clients and Broker Management unit. Mr. Beedle joined PartnerRe in January 2017 in his current role. Previously, Mr. Beedle was Senior Managing Director of Willis Re Asia-Pacific.

The Americas division will be led by a newly appointed executive, for whom a search is currently underway. In the interim, Jon Schriber, Head of Structured Risk North America, will assume responsibility for our P&C North America unit.

Separately, the Company announced that Greg Haft will be appointed CEO for Specialty Lines. Since January 2018, Mr. Haft has held the position of Deputy CEO of Specialty Lines and has led its Property, Marine and Energy (PME) unit. Prior to that, Mr. Haft was Head of Global Cat, and Property North America since 2016. He will retain the responsibility of the PME unit in addition to becoming CEO of Specialty.

These four positions will be appointed to the Executive Leadership Team.

Mr. Clarke further commented, “I am pleased to promote Philippe, James and Greg from within, all strong and capable leaders. Each has been successful in both leading their businesses as well as their teams and I look forward to working with them on the Executive Leadership Team.”

As part of the reorganization, the Company and Charles Goldie, CEO P&C, have agreed that he will leave the Company.

Mr. Clarke commented, “I would like to thank Charlie for his significant contribution to the organization over the past 17 years. Charlie has been an important part of PartnerRe’s success, particularly growing our Specialty business into one of the best portfolios and platforms in the industry. His strategic and intellectual capabilities have made him a valued member of the Executive Leadership Team and I wish him the very best in his next endeavors.”

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PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2018, total revenues were $5.6 billion. At December 31, 2018, total assets were $22.8 billion, total capital was $7.9 billion and total shareholders’ equity was $6.5 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.

PartnerRe on the Internet: www.partnerre.com

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell
Investor Contact: Ryan Lipschutz